

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2016

Mail Stop 4720

<u>Via Email</u>
Mr. Shang-yan Chuang
Chief Financial Officer
No. 1687 Changyang Road, Changyang Valley, Building 2
Shanghai 200090, Peoples Republic of China

      **Re: Noah Holdings Limited
           Form 20-F for Fiscal Year Ended December 31, 2015
           Filed April 27, 2016
           File No. 001-34936**

Dear Mr. Shang-yan Chuang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   /s/ Kevin W. Vaughn

                                   Kevin W. Vaughn
                                   Accounting Branch Chief
                                   Office of Financial Services

cc (via email): Alan Seem, Shearman & Sterling LLP